EXHIBIT 99.1

              Permitting Progresses at Seabridge Gold's KSM Project

                 Section 11 Order Released by the BC Government

Press Release

Source: Seabridge Gold Inc.

On 1:28 pm EST, Monday November 23, 2009

TORONTO, CANADA--(Marketwire - 11/23/09) - Seabridge Gold (TSX:SEA -
News)(AMEX:SA - News) reports that the environmental permitting process for its 100% owned KSM Project in northern British Columbia ("BC") is proceeding on schedule. The planned two year environmental baseline program is nearing completion and Seabridge has received its Section 11 Order for KSM from the BC Environmental Assessment Office setting out the scope of the Environmental Assessment ("EA") required for final permitting, procedures and methods governing the EA and which Treaty Nations and First Nations the BC Government is required to consult during this review.

Seabridge President Rudi Fronk stated that "the receipt of the Section 11 Order represents a significant milestone for the KSM Project. The next major milestone in the permitting process will be the submission of an Environmental Assessment Application Document for review by both the federal and provincial regulatory authorities in September 2010. We have been very pleased with the co-operation and involvement of the area's Treaty Nations and First Nations peoples and both levels of government. Their advice has enabled us to proceed on schedule towards the design of an environmentally responsible project. We do not foresee any insurmountable issues that would prevent or delay our continued progress," Mr. Fronk said.

To date, Seabridge has spent nearly $55 million advancing the KSM project through exploration towards a preliminary feasibility study scheduled for release in March 2010 including approximately $8 million allocated to environmental studies. Environmental studies are being conducted under the leadership of Clem Pelletier, President of Rescan Environmental Services Ltd. Rescan is a Canadian-based international consulting firm offering a wide range of environmental and engineering services to clients around the world including many of the largest mining companies. Seabridge and Rescan will continue to work closely with federal and provincial regulators to advance the environmental permitting process of the KSM Project and to share project related information with Treaty Nations, First Nations and public stakeholder groups.

The KSM project, located near Stewart, British Columbia, Canada, is one of the world's largest undeveloped gold/copper projects. The following table summarizes NI 43-101 compliant mineral resources prepared by Resource Modeling Incorporated for all three zones at the KSM project using a 0.50 gram per tonne gold equivalent cut-off grade (see news releases dated March 11, 2009 and March 25, 2009 for details).

      KSM Mineral Resources at 0.50 gpt Gold Equivalent Cutoff-Grade

----------------------------------------------------------------------------
----------------------------------------------------------------------------
                                   Measured Mineral Resources
                      ------------------------------------------------------
                      ------------------------------------------------------
Zone                    Tonnes       Au     Au Ozs       Cu          Cu Lbs
                          (000)    (g/t)      (000)      (%)      (millions)
----------------------------------------------------------------------------
Mitchell               579,300     0.66     12,292     0.18           2,298
----------------------------------------------------------------------------
Sulphurets                            No measured resources
----------------------------------------------------------------------------
Kerr                                  No measured resources
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Total                  579,300     0.66     12,292     0.18           2,298
----------------------------------------------------------------------------
----------------------------------------------------------------------------


----------------------------------------------------------------------------
----------------------------------------------------------------------------
                                   Indicated Mineral Resources
                      ------------------------------------------------------
                      ------------------------------------------------------
Zone                    Tonnes       Au     Au Ozs       Cu          Cu Lbs
                          (000)    (g/t)      (000)      (%)      (millions)
----------------------------------------------------------------------------
Mitchell               930,600     0.62     18,550     0.18           3,692
----------------------------------------------------------------------------
Sulphurets              87,300     0.72      2,021     0.27             520
----------------------------------------------------------------------------
Kerr                   225,300     0.23      1,666     0.41           2,036
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Total                1,243,200     0.56     22,237     0.23           6,248
----------------------------------------------------------------------------
----------------------------------------------------------------------------

----------------------------------------------------------------------------
----------------------------------------------------------------------------
                              Measured plus Indicated Mineral Resources
                      ------------------------------------------------------
                      ------------------------------------------------------
Zone                    Tonnes       Au     Au Ozs       Cu          Cu Lbs
                          (000)    (g/t)      (000)      (%)      (millions)
----------------------------------------------------------------------------
Mitchell             1,509,900     0.64     30,842     0.18           5,990
----------------------------------------------------------------------------
Sulphurets              87,300     0.72      2,021     0.27             520
----------------------------------------------------------------------------
Kerr                   225,300     0.23      1,666     0.41           2,036
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Total                1,822,500     0.59     34,529     0.21           8,546
----------------------------------------------------------------------------
----------------------------------------------------------------------------


----------------------------------------------------------------------------
----------------------------------------------------------------------------
                                     Inferred Mineral Resources
                      ------------------------------------------------------
                      ------------------------------------------------------
Zone                    Tonnes       Au     Au Ozs       Cu          Cu Lbs
                          (000)    (g/t)      (000)      (%)      (millions)
----------------------------------------------------------------------------
Mitchell               514,900     0.51      8,442     0.14           1,589
----------------------------------------------------------------------------
Sulphurets             160,900     0.63      3,259     0.17             603
----------------------------------------------------------------------------
Kerr                    69,900     0.18        405     0.39             601
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Total                  745,700     0.50     12,106     0.17           2,793
----------------------------------------------------------------------------
----------------------------------------------------------------------------

Resource Modeling Incorporated is an independent consulting firm under the direction of Michael J. Lechner, Licensed Registered Geologist (Arizona) #37753, P.Geo. (British Columbia) #155344, AIPG CPG #10690 and a Qualified Person under NI-43-101.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2008 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
Rudi Fronk, President & C.E.O.

Contact:
Contacts:
Seabridge Gold Inc.
Rudi P. Fronk
President and C.E.O.
(416) 367-9292
(416) 367-2711 (FAX)
info@seabridgegold.net